Exhibit 99.1

GDS Announces US$1.0 Billion Equity Raise By Its International Affiliate Led By Prestigious New US Investors

SINGAPORE, Oct 29, 2024 (GLOBE NEWSWIRE) -- GDS Holdings Limited (the “Company” or “GDSH”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced that its international affiliate, DigitalLand Holdings Limited (“GDS International” or “GDSI”), which acts as the holding company for GDSH’s data center assets and operations outside of mainland China, has entered into definitive agreements for certain institutional private equity investors (the “Investors”) to subscribe for US$1.0 billion of Series B convertible preferred shares (the “Series B”) newly issued by GDSI.

GDS International was established in 2022 with its corporate headquarters in Singapore. Its portfolio currently comprises approximately 480 MW of data center capacity in service and under construction and an additional 590 MW held for future development across strategic locations in Hong Kong, Singapore, Malaysia (Johor), Indonesia (Batam), and Japan (Tokyo).

The US$1 billion Series B investment is mostly comprised of new US investors, led by Coatue Management with substantial participation by The Baupost Group. Together with GDSI’s existing equity, the Series B raise will be sufficient to capitalize the development of up to 1 GW of total data center capacity.

GDSH has determined not to exercise its pre-emption rights for the Series B equity raise. Post closing and on an as-converted basis, GDSH will own approximately 37.6% of the equity interest of GDSI in the form of ordinary shares. The value of GDSH’s equity interest in GDSI implied by the Series B subscription price is approximately US$1.3 billion, equivalent to approximately US$6.75 per American Depositary Share of GDSH. Post closing, GDSH will no longer consolidate GDSI for accounting purposes and GDSH will no longer have the right to appoint a majority of directors to the Board of GDSI.

“I am delighted to announce this new capital raising for our international business,” said Mr. William Huang, Chairman and CEO of GDSH and Chairman of GDSI. “Within a short period of time, we have created new markets in and around Singapore-Johor-Batam which are attracting both regional and global hyperscale demand. We see tremendous opportunities for growth in these markets as well as in other new markets which we are currently evaluating. The Series B equity issue benchmarks significant incremental value creation for our shareholders. We look forward to further achievements by our international business as we take it to the next level.”

“Data centers are mission critical infrastructure to support the future of AI and cloud,” said Philippe Laffont, Founder of Coatue. “We have been very impressed by the management team, and its capabilities to execute and expand the footprint of the business in such a short period of time. We are excited to work alongside management to expand GDSI into a global leading data center platform.”

“GDSI has emerged as one of the most rapidly expanding data center platforms in the APAC region,” said Robert Yin, Partner at Coatue. “We believe GDSI is strategically positioned to capitalize on demand for future AI and hyperscale solutions, and we look forward to supporting the business in its continued expansion of next-generation infrastructure.”

“As a shareholder of GDSH, we are extremely impressed with William and his team and GDSI’s ambitious and credible international expansion plan,” said Richard Carona, Partner, The Baupost Group. “We’re pleased to support their growth as part of this Series B financing.”

The Closing is expected to occur as soon as the closing conditions provided in the definitive agreements are satisfied. It is expected that the Series B issuance will be exempted from registration under the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or Regulation S under the Securities Act.

The Series B shares and the ordinary shares deliverable upon conversion of the Series B shares have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

GDSI’s financial and legal advisors for this transaction are Morgan Stanley Asia Limited and White & Case, respectively. Latham & Watkins served as the legal advisor for Coatue.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in mainland China and, through an equity investment in its international affiliate, in Hong Kong and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

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